Filed Pursuant to Rule 424(b)(2)

Registration No. 333-189895

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 13, 2013, as supplemented by Prospectus Supplement dated August 15, 2013)

$50,000,000

Common Shares

Canadian Solar Inc.

We entered into a distribution agency agreement, dated August 15, 2013, with Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse or the sales agent, relating to our common shares, with no par value. The distribution agency agreement provided that we may offer and sell our common shares having an aggregate offering price of up to $50,000,000 from time to time on the Nasdaq Global Market or other market for our common shares in the U.S. through the sales agent.

Through September 11, 2013, we had issued and sold 3,772,254 common shares under the distribution agency agreement and had received proceeds as provided below:

Gross proceeds to us	$49,999,982
Commissions to Credit Suisse Securities (USA) LLC	$1,000,012
Proceeds to us before expenses	$48,999,971

Our common shares are listed on the Nasdaq Global Market under the symbol “CSIQ.” On September 12, 2013, the last reported sale price of our common shares on the Nasdaq Global Market was $13.68 per share.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated August 13, 2013, as supplemented by the prospectus supplement dated August 15, 2013.

Before buying shares of our common shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 7 of the prospectus dated August 13, 2013 and on page S-5 of the prospectus supplement dated August 15, 2013.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is September 13, 2013.

CONSOLIDATED CAPITALIZATION AND DILUTION

The following table presents the number of our issued and outstanding common shares and our capitalization as at June 30, 2013 on an actual and as-adjusted basis.

The information below should be read in conjunction with, and is qualified in its entirety by, the audited consolidated financial statements and schedules and notes thereto included in our annual report on Form 20-F for the financial year ended December 31, 2012, and our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 and June 30, 2012 and 2013 and six-month periods ended June 30, 2012 and 2013, and management’s discussion and analysis thereon, each as incorporated by reference into the prospectus supplement dated August 15, 2013.

	As of June 30, 2013
	Actual	As adjusted(1)
	(in thousands)
Long-term borrowings	254,571	254,571
Shareholders’ equity:
Common shares — no par value: unlimited authorized shares, 46,095,480 shares issued and outstanding at June 30, 2013	503,289	551,221
Additional paid-in capital	(35,781)	(35,781)
Accumulated deficit	(241,142)	(241,142)
Accumulated other comprehensive income	51,216	51,216
Total shareholders’ equity	277,582	325,514
Total capitalization	532,153	580,085

(1)                                     As adjusted assumes and gives effect to the issuance of 3,772,254 common shares offered in the offering which commenced on August 15, 2013 at an average price of $13.25 per common share and the payment by us of the sales agent’s commissions and estimated offering expenses.

If you purchased common shares in this offering, your interest has been diluted to the extent of the excess of the public offering price per common share over the as-adjusted net tangible book value per common share after this offering. Net tangible book value per share represents the amount of our total tangible assets (which means total assets exclusive of copyrights, patents, goodwill, land use rights and other intangible assets) reduced by the amount of our total liabilities, divided by the total number of common shares issued and outstanding. As at June 30, 2013, we had a positive net tangible book value of $297.4 million, or approximately $6.45 per common share.

After (i) giving effect to the sale of our common shares in the aggregate amount of $50 million at an average offering price of $13.25 per share, and (ii) deducting estimated offering commissions and expenses of $2.1 million, or $0.55 per share, payable by us, we would have had a positive net tangible book value as at June 30, 2013 of $345.3 million, or $6.92 per common share. This represents an immediate increase in the net tangible book value of $0.47 per share to our existing shareholders and an immediate and substantial dilution in net tangible book value of $6.33 per share to new investors. The following table illustrates this per share dilution:

Average offering price per share		13.25
Net tangible book value per share as at June 30, 2013	6.45
Increase in net tangible book value per share attributable to this offering	0.47
As-adjusted net tangible book value per share after this offering		6.92
Net dilution per share to new investors		6.33

The table above is based on an aggregate of 3,772,254 of our common shares sold at a price of $13.25 per share, for aggregate gross proceeds of $50.0 million. The calculations above are based upon 46,095,480 common shares issued and outstanding as at June 30, 2013 and exclude:

•                  stock options representing the right to purchase a total of 2,240,389 common shares at a weighted average exercise price of $10.68 per share; and

•                  restricted share units representing the right to receive a total of 2,238,923 common shares upon vesting.